CAMTEK LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Camtek Ltd. (the “Company”) will be held on May 16, 2005 at 4:00 p.m. local time in Israel, at the law offices of Shiboleth, Yisraeli, Roberts, Zisman & Co., at 46 Montefiore St., Tel Aviv, Israel. The Annual General Meeting is for the following purposes:

1)	To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2004;

2)	To elect three directors to the Board of Directors of the Company;

3)	To approve certain changes to the employment structures of, and compensation to be paid to, the Company’s Chief Executive Officer and the Company’s Executive Vice President - Business & Strategy;

4)	To approve an amendment to the Registration Rights Agreement between the Company and its controlling shareholder, Priortech Ltd. (“Priortech”); and

5)	To reappoint Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s joint independent auditors.

Holders of record of the Company’s Ordinary Shares at the close of business on April 18, 2005 (the “Shareholders”), are entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.

No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of the Company, the joint owner whose name appears first in the Company’s Share Registry may vote in person or by proxy at the Annual General Meeting. If such joint owner is not present at the Annual General Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at that Annual General Meeting, and so forth.

Pursuant to the Companies Law, 5759 - 1999 of the State of Israel, all shareholders are required to indicate either on the enclosed proxy card, or if present in person at the Meeting, prior to voting, whether or not they have a personal interest in the proposed transactions referred to in Items (3) and (4) above.

The audited financial statements of the Company for the fiscal year ended December 31, 2004 are being distributed concurrently with the Proxy Statement to the Shareholders as Exhibit A to the Proxy Statement.

By Order of the Board of Directors

By:	/s/ RAFI AMIT
RAFI AMIT
Chairman of the Board of Directors
April 22, 2005

CAMTEK LTD.

RAMAT GAVRIEL INDUSTRIAL ZONE
MIGDAL HAEMEK, ISRAEL

PROXY STATEMENT

This Proxy Statement is furnished to the holders of record of Camtek Ltd.’s (“Camtek” or the “Company”) ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”), at the close of business on April 18, 2005 (the “Shareholders”), in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on May 16, 2005 at 4:00 p.m. local time, at the offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. at 46 Montefiore St., Tel Aviv, Israel.

It is proposed that the agenda at the Annual General Meeting include the following items:

1)	To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2004;

2)	To elect three directors to the Board of Directors of the Company;

3)	To approve certain changes to the employment structures of, and the compensation to be paid to, the Company’s Chief Executive Officer and the Company’s Executive Vice President - Business & Strategy;

4)	To approve an amendment to the Registration Rights Agreement between the Company and its controlling shareholder, Priortech; and

5)	To reappoint Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s joint independent auditors.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the time fixed for the Meeting, shall be voted in favor of all the matters to be presented at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only Shareholders of record at the close of business on April 18, 2005 will be entitled to vote at the Meeting. Proxies are being mailed to Shareholders on or about April 23, 2005, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had 27,078,647 Ordinary Shares issued and outstanding on April 1, 2005, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more Shareholders conferring an aggregate of no less than 33 1/3% of the voting rights of the Company entitled to vote and present, in person or by proxy, within one half hour of the time specified for commencement of the Meeting, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 18, 2005, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding shares, and (ii) all directors and officers as a group.

	Beneficial Ownership Prior to the Offering
	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Rafi Amit(2)	--	*
Yotam Stern(2)	63,000	*
Itzhak Krell(2)	--	*
Priortech Ltd.(3)	21,045,230	77.7%
Directors and executive officers as a group (11 persons)(4) ....	399,130	1.5%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	A majority of the voting equity in Priortech is subject to a voting agreement. As a result of this agreement, Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech.
(3)	Priortech’s principal executive offices are located at Industrial Zone, Migdal Ha’Emek 23150, Israel.
(4)	Does not include Messrs. Amit and Stern’s interest in ordinary shares beneficially owned by Priortech.
*	Less than one percent (1%).

ITEM 1

DISCUSSION REGARDING THE AUDITED FINANCIAL STATEMENTS AND THE REPORT OF THE BOARD OF DIRECTORS

At the Meeting, the audited financial statements for the fiscal year ended December 31, 2004 will be presented before the Shareholders present at the Meeting, as required by the Companies Law, 5759 - 1999 of the State of Israel (the “Companies Law”).

The audited financial statements of the Company for the fiscal year ended December 31, 2004 are being distributed concurrently with the Proxy Statement to the Shareholders as Exhibit A hereto.

ITEM 2

RE-ELECTION OF DIRECTORS

The Articles of the Company (the “Articles”) provide that the Board of Directors shall consist of no fewer than five and no more than ten directors. The number of directors who presently serve as members of the Board of Directors is five. Of the five directors, three directors are considered independent directors under the Nasdaq Stock Market listing requirements, two of whom Messrs. Meir Ben-Shusan and Haim Horowitz, were appointed to serve as outside directors as required under the Companies Law, until the Annual General Meeting of 2006. Directors of the Company who are not appointed to serve as outside directors under the Companies Law commence serving upon their appointment by the shareholders of the Company and until the conclusion of the next annual general meeting of shareholders.

The three directors of the Company who are not outside directors are nominated for re-election to the Board of Directors to serve until the conclusion of the Company’s next annual general meeting of shareholders. The nominees, their principal occupation or employment and the year in which each first became a director are described below:

Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. At the Annual General Meeting of Shareholders held on July 24, 2003, the shareholders of the Company authorized Mr. Amit to serve both as Chairman of the Board of Directors and as the Chief Executive Officer of the Company for a term of three years. Since 1981, Mr. Amit has also served as the President, Chief Executive Officer and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. During 2004 Mr. Amit resigned from his position as the Chief Executive Officer of Priortech. Mr. Amit has a B.Sc. in Industrial Engineering and Management from Technion — Israel Institute of Technology. Mr. Rafi Amit is the brother of Mr. Moshe Amit, Executive Vice President and Chief Financial Officer of the Company.

Yotam Stern has served as an executive officer of the Company since 1998 and, since February 2001, he has served as our Executive Vice President-Business & Strategy. He has also served as a member of our board of directors since 1987. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985.  Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and, from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Stock Market listing requirements.

In the event any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, is required to reelect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

The Board of Directors recommends a vote FOR the election of Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

ITEM 3

RATIFICATION OF THE EMPLOYMENT AND COMPENSATION STRUCTURES OF THE CHIEF EXECUTIVE OFFICER AND THE EXECUTIVE VICE PRESIDENT - BUSINESS & STRATEGY

Under a previously approved employment structure, Messrs. Rafi Amit, the Company’s Chief Executive Officer, and Yotam Stern, the Company’s Executive Vice President - Business & Strategy, worked for the Company 80% and 75% of their time, respectively, while their salaries at the Company are set at 80% and 75% of a full time salary, respectively. Messrs. Rafi Amit and Yotam Stern worked for the remainder of a full time position as executives of Priortech.

Mr. Amit has moved his permanent place of residence to Hong Kong, from which he manages, on a full time basis, the Company’s activities worldwide, including in its primary markets in Asia and the Far East. Mr. Amit has therefore resigned from his position as Chief Executive Officer of Priortech, and acts as the Chief Executive Officer of the Company, on a full time basis. Therefore his annual salary will be $270,000, which is the aggregate amount of the annual salaries that were received by him from the Company and from Priortech prior to the change of the employment structure. Mr. Amit will also be entitled to receive the fringe benefits granted to Hong Kong employees of the Company, such as housing and health insurance.

As Mr. Stern has been appointed to replace Mr. Amit in this position as Chief Executive Officer of Priortech, and has decreased his scope of work for the Company from 75% to 60% of his time, and his annual salary from the Company shall be adjusted accordingly to $85,000.

All other employment terms will remain in effect in accordance with the current Employment Agreement between Mr. Amit and the Company, with the necessary changes as abovementioned.

The new structures have been proposed effective as of September 1, 2004.

Shareholder approval of the above described compensation packages for Messrs. Amit and Stern is required under the Companies Law, as they may be deemed, together with a third party, to control the Company.

In accordance with the provisions of the Companies Law, the Company’s Audit Committee and the Board of Directors (with Messrs. Amit and Stern not participating) resolved to approve these new employment and compensation structures for Messrs. Amit and Stern going forward, subject to the approval of the Company’s Annual General Meeting.

It is proposed that these new employment and compensation structures for Messrs. Amit and Stern be ratified at the Meeting.

The affirmative vote of the holders of the majority of voting power represented at the Meeting in person or by proxy, where either: (i) such majority includes at least one third of all of the votes cast by Shareholders who do not have a personal interest in this matter; or (ii) the total of all opposing votes cast by the Shareholders who do not have a personal interest in this matter does not exceed 1% of all the voting rights in the Company, is necessary under the Companies Law for approval of the resolution approving the amendment of changes to the employment structures of, and the compensation to be paid to Messrs. Rafi Amit and Yotam Stern.

A “personal interest” of a Shareholder excludes an interest arising solely from the ownership of shares in the Company, but includes a personal interest of any of the following: (i) the Shareholder's spouse or close family members; (ii) a corporation in which the Shareholder (or an immediate family member of the Shareholder) holds directly or indirectly at least 5% of the equity; (iii) a corporation in which the Shareholder (or an immediate family member of the Shareholder) is a director or chief executive officer; or (iv) a corporation in which the Shareholder (or an immediate family member of the Shareholder) has the right to appoint at least one director or the chief executive officer. Pursuant to the Companies Law, all shareholders are required to indicate either on the enclosed proxy card or, if present in person at the Meeting, prior to voting, whether or not they have a personal interest in this matter.

The Board of Directors and the Audit Committee recommend a vote FOR the ratification of the new employment and compensation structures for Messrs. Amit and Stern. As each of Messrs. Amit and Stern has a personal interest in the foregoing proposed resolution, Messrs. Amit and Stern have refrained from making a recommendation with respect to such resolution.

ITEM 4

APPROVAL OF AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

The Company’s Audit Committee and the Board of Directors have approved, in separate resolutions each dated December 29, 2004, subject to the approval of the Shareholders, an amendment to the Registration Rights Agreement, dated December 30, 2004, between the Company and Priortech. The contemplated amendment of the Company’s Registration Rights Agreement with Priortech concerns primarily the grant of unlimited shelf registration rights thereunder to Priortech with respect to its shares in the Company, and the assignability of those shelf registration rights to its transferees. The Company believes that this amendment is in the best interest of the Company and its shareholders. Sales of shares by Priotech under the shelf registrations would expand the Company’s shareholder base and enhance the liquidity in the Company’s shares. Approval by the Shareholders of this contemplated amendment of the Company’s Registration Rights Agreement with Priortech is required under the Companies Law, as Priortech is a controlling holder in the Company and an interested party in the agreement which is the subject of this resolution.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, the amendment of the Company’s Registration Rights Agreement with Priortech, substantially in the form of Exhibit B to the Proxy Statement, dated April 22, 2004, as approved by the Audit Committee and the Board of Directors in their respective resolutions of December 29, 2004, be, and the same hereby is, approved.”

The affirmative vote of the holders of the majority of voting power represented at the Meeting in person or by proxy, where either: (i) such majority includes at least one third of all of the votes cast by Shareholders who do not have a personal interest in the contemplated transaction with Priortech; or (ii) the total of all opposing votes cast by the Shareholders who do not have a personal interest in the contemplated transaction with Priortech does not exceed 1% of all the voting rights in the Company, is necessary under the Companies Law for approval of the resolution approving the amendment of the Company’s Registration Rights Agreement with Priortech.

A “personal interest” of a Shareholder excludes an interest arising solely from the ownership of shares in the Company, but includes a personal interest of any of the following: (i) the Shareholder's spouse or close family members; (ii) a corporation in which the Shareholder (or an immediate family member of the Shareholder) holds directly or indirectly at least 5% of the equity; (iii) a corporation in which the Shareholder (or an immediate family member of the Shareholder) is a director or chief executive officer; or (iv) a corporation in which the Shareholder (or an immediate family member of the Shareholder) has the right to appoint at least one director or the chief executive officer. Pursuant to the Companies Law, all shareholders are required to indicate either on the enclosed proxy card or, if present in person at the Meeting, prior to voting, whether or not they have a personal interest in the proposed amendment to the Registration Rights Agreement.

The Board of Directors recommends a vote FOR approval of the amendment to the Registration Rights Agreement. As each of Messrs. Amit and Stern has a personal interest in the foregoing proposed resolution, Messrs. Amit and Stern have refrained from making a recommendation with respect to such resolution.

ITEM 5

APPOINTMENT OF INDEPENDENT AUDITORS

The Companies Law and the Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditors serve in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, are nominated for reappointment as joint independent auditors of the Company for the fiscal year ending December 31, 2005. Goldstein Sabo Tevet has served as the Company’s independent auditor since 1987. Brightman Almagor & Co. has served as the Company’s independent auditor since 2003.

The following table presents the aggregate amount of fees paid by the Company to each of Goldstein Sabo Tevet and Brightman Almagor & Co. for their services to the Company for the fiscal year ended December 31, 2004:

	Annual Financial Statements Auditing Services	Other Auditing and Tax Related Services

Goldstein Sabo Tevet	$35,000	$43,000

Brightman Almagor & Co.	$45,000	$52,000

Other services include those in connection with an abandoned follow-on public offering. It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: (i) Goldstein Sabo Tevet and Brightman Almagor & Co. be, and the same hereby are, appointed as the Company’s joint independent auditors for the fiscal year ending December 31, 2005; and (ii) the Board of Directors of the Company be, and the same hereby is, authorized to determine the fees for Goldstein Sabo Tevet and Brightman Almagor & Co. for the fiscal year ending December 31, 2005, according to the nature and volume of their services.”

The affirmative vote of holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, is necessary for the appointment of Goldstein Sabo Tevet and Brightman Almagor & Co. as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

By Order of the Board of Directors,

By:	/s/ RAFI AMIT
RAFI AMIT
Chairman of the Board of Directors
Dated: April 22, 2005

Exhibit A

CAMTEK LTD.

Financial Statements
2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Board of Directors
Camtek Ltd.

We have audited the accompanying consolidated balance sheets of Camtek Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations, and their consolidated cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co. Certified Public Accountants A member firm of Deloitte Touche Tohmatsu	Goldstein Sabo Tevet Certified Public Accountants

Tel Aviv, Israel
February 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Ha’Emek, Israel

We have audited the accompanying consolidated balance sheet of Camtek Ltd. (the “Company”) and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations, and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP	Goldstein Sabo Tevet
Certified Public Accountants (Isr.)
New York, New York	Tel-Aviv, Israel
March 11, 2003

CAMTEK LTD.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,
	2003	2004
	US dollars
ASSETS

Current assets:
Cash and cash equivalents	12,837	9,141
Accounts receivable - trade, net of allowance of $2,090 and $2,236	13,317	22,078
Inventories (Note 3)	13,687	24,892
Due from affiliates	2,652	479
Other current assets (Note 4)	1,794	2,093
Total current assets	44,287	58,683

Fixed assets (Note 5)
Cost	13,066	13,874
Less - Accumulated depreciation	3,167	3,914
Fixed assets, net	9,899	9,960

Total assets	54,186	68,643

LIABILITIES

Current liabilities:
Short-term bank credit (Note 6)	2,300	2,335
Accounts payable -trade	6,985	8,215
Other current liabilities (Note 7)	5,638	8,095
Total current liabilities	14,923	18,645

Accrued severance pay, net of amounts funded (Note 8)	412	222
Total liabilities	15,335	18,867

Commitments and contingent liabilities (Note 9)

SHAREHOLDERS’ EQUITY (Note 11)

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,065,038 in 2003 and 28,085,766 in 2004, outstanding
27,053,419 in 2003 and 27,074,147 in 2004	125	125
Additional paid-in capital	43,801	43,732
Unearned compensation	(560)	(363)
Retained earnings (Accumulated deficit)	(3,522)	7,275
	39,844	50,769

Treasury stock, at cost (1,011,619 shares in 2003 and 2004)	(993)	(993)
	38,851	49,776

Total liabilities and shareholder’s equity	54,186	68,643

See notes to consolidated financial statements

CAMTEK LTD.

Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,
	2002	2003	2004
	US dollars
Revenues:
Sales of products	19,103	26,567	63,353
Service fees	3,490	4,574	4,066

	22,593	31,141	67,419

Cost of revenues:
Cost of products sold (including provision for
inventory write-down in 2002 of $1,805)	12,226	13,214	28,193
Cost of services	3,220	3,460	3,168
Royalties to the Government of Israel	1,000	150	-

Total cost of revenues	16,446	16,824	31,361

Gross profit	6,147	14,317	36,058

Research and development costs	7,194	5,855	7,328
Selling, general and administrative expenses (Note 13a)	10,057	10,041	15,953
Aborted share issuance expenses (Note 13c)	-	-	1,122

Total operating expenses	17,251	15,896	24,403

Operating (loss) income	(11,104)	(1,579)	11,655
Financial and other income (loss), net (Note 13b)	331	235	(359)

Income (loss) before income taxes	(10,773)	(1,344)	11,296
Provision for Income taxes (Note 14)	519	225	499

Net income (loss)	(11,292)	(1,569)	10,797

Net income (loss) per ordinary share:

Basic	(0.47)	(0.06)	0.40
Diluted	(0.47)	(0.06)	0.39

Weighted average number of ordinary shares outstanding:

Basic	24,166	27,053	27,114
Diluted	24,166	27,053	27,800

See notes to consolidated financial statements

CAMTEK LTD.

Consolidated Statements of Changes in Shareholders’ Equity And comprehensive Income (Loss)
(in thousands)
	Ordinary A NIS 0.01 par value		Number of treasury shares	Additional paid-in capital	Unearned compensation	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Total	Comprehensive income (loss)
	Shares	US dollars
Balance - January 1, 2002	22,131	112	(250)	37,196	(162)	128	9,339	(592)	46,021
Exercise of share options	7	—		10	—	—	—	—	10
Amortization of share options	—	—		—	41	—	—	—	41
Issuance of common shares, net	5,927	13		6,060	—	—	—	—	6,073
Unrealized holding loss on
marketable securities	—	—		—	—	(136)	—	—	(136)	(136)
Net loss	—	—		—	—	—	(11,292)	—	(11,292)	(11,292)
Comprehensive loss	—	—		—	—	—	—	—	—	(11,428)
Purchase of treasury shares	—	—	(762)	—	—	—	—	(401)	(401)

Balance – December 31, 2002	28,065	125	(1,012)	43,266	(121)	(8)	(1,953)	(993)	40,316
Cancellation of share options				(96)	96				—
Compensation related to share options	—	—		631	(631)				—
Amortization of share options	—	—			96				96
Unrealized holding gain on
marketable securities						8			8	8
Net loss							(1,569)		(1,569)	(1,569)
Comprehensive loss									—	(1,561)

Balance – December 31, 2003	28,065	125	(1,012)	43,801	(560)	—	(3,522)	(993)	38,851
Exercise of share options	21	—
Cancellation of share options				(69)	69				—
Amortization of share options	—	—			128				128
Net income	—	—					10,797		10,797	10,797
Comprehensive income										10,797
Balance – December 31, 2004	28,086	125	(1,012)	43,732	(363)	—	7,275	(993)	49,776

 See notes to consolidated financial statements

CAMTEK LTD.

Consolidated Statements of Cash Flows
(in thousands)
	Year Ended December 31,
	2002	2003	2004
	US dollars
Cash flows from operating activities:
Net income (loss)	(11,292)	(1,569)	10,797
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation and amortization	890	788	747
(Gain) loss on disposal of fixed assets	22	3	(4)
Amortization of unearned compensation	41	96	128
Deferred taxes	550	-	-
Accrued severance pay	71	34	(190)

Changes in operating assets and liabilities:
Accounts receivable	3,233	(2,732)	(8,761)
Inventories	11	(1,659)	(11,205)
Due from affiliates	(1,259)	(2,133)	2,173
Other current assets	814	(297)	823
Accounts payable	150	3,978	1,230
Other current liabilities	(888)	442	2,457

Net cash used in operating activities	(7,657)	(3,049)	(1,805)

Cash flows from investing activities:
Purchase of marketable securities	(17,445)	-	-
Redemption of marketable securities	20,305	10,920	-
Construction of building and purchase of other fixed assets	(240)	(220)	(829)
Proceeds from disposal of fixed assets	44	39	25

Net cash (used) provided by investing activities	2,664	10,739	(804)

Cash flows from financing activities:
Proceeds from issuance of common shares, net	6,073	-	-
Increase (decrease) in short-term bank credit	(4,777)	2,261	35
Exercise of share options	10	-	-
Payment of long-term loans	(43)	(12)	-
Purchase of treasury shares	(401)	-	-
Aborted share issuance expenses	-	-	(1,122)

Net cash (used) provided by financing activities	862	2,249	(1,087)

Net increase (decrease) in cash and cash equivalents	(4,131)	9,939	(3,696)
Cash and cash equivalents at beginning of the year	7,029	2,898	12,837

Cash and cash equivalents at end of period the year	2,898	12,837	9,141

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	340	169	450
Income taxes	-	-	479

See notes to consolidated financial statements

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

Note 1 - Business

Camtek Ltd. (“Camtek”), an Israeli company, is a majority owned (78%) subsidiary of Priortech Ltd., an Israeli company. Priortech Ltd. is listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets automatic optical inspection, or AOI, systems and related products. Camtek’s AOI systems are used to enhance both production processes and yields for manufacturers of: the printed circuit board, or PCB, industry; the high density interconnect substrate, or HDI-S, industry; and the semiconductor manufacturing and packaging industry. Camtek’s activities are conducted in one reportable business segment.

Note 2 - Significant accounting policies

a. Basis of preparation:

The consolidated financial statements, which include the accounts of Camtek and its subsidiaries (collectively the “Company”), are prepared in accordance with U.S. generally accepted accounting principles. All material intercompany balances and transactions have been eliminated.

b. Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

c. Foreign currency transactions:

The functional currency of the Company is the U.S. dollar. Most of the revenues generated by the Company are from outside of Israel and a majority thereof are received in U.S. dollars. In addition, most salaries, materials and components purchased and marketing expenses incurred are either paid for in U.S. dollars or in New Israeli Shekels (“NIS”) linked to changes in the dollar/NIS exchange rate. A significant portion of the Company’s expenses are incurred in Israel and paid for in NIS. Foreign currency income included in financial and other income, net, resulting from transactions not denominated in U.S. dollars amounted to $112, $396 and $89 in 2002, 2003 and 2004, respectively.

d. Cash equivalents:

All highly liquid investments purchased with maturity of three months or less are considered to be cash equivalents.

e. Inventories:

Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined by the moving - average basis or market.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 2 - Significant accounting policies (continued)

f. Fixed assets:

Fixed assets are stated at cost less accumulated depreciation, and are depreciated over their estimated useful lives on a straight-line basis.

Annual rates of depreciation are as follows:

Building	2%
Machinery and equipment	10% - 33%
Office furniture and equipment	6% - 20%
Automobiles	15%

The Company periodically assesses the recoverability of the carrying amount of fixed assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

g. Fair values of financial instruments:

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and amounts due from affiliates approximate fair value because of the short-term duration of those items. Marketable securities are carried at quoted market prices, which represent fair value. The carrying amounts of short-term bank credit and amounts due to or from Priortech Ltd. approximate fair value because the interest rates on such debt approximate the market rate.

h. Revenue recognition:

The Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable, and collectibility is reasonably assured.
Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

i. Warranty:

The Company records a liability for product warranty obligations at the time of sale based upon historical warranty experience. The term of the warranty is generally twelve months.

Changes in the product warranty obligations are as follows:

	2003	2004
	US dollars

Beginning of year	627	757
New warranties	1,282	2,899
Reductions	(1,152)	(1,953)
End of year	757	1,703

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 2 - Significant accounting policies (continued)

j. Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

k. Research and development:

Research and development costs are expensed as incurred.

l. Earning (loss) per ordinary share:

Basic earning (loss) per ordinary share is calculated utilizing only weighted average ordinary shares outstanding. Diluted earning (loss) per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, utilizing the treasury stock method, from the assumed exercise of share options. The effect of the exercise of outstanding share options and warrants was anti-dilutive for the years ended December 31, 2002 and 2003, and has not been included in computing dilutive loss per ordinary share. Potentially dilutive options and warrants to purchase an aggregate of 1,285,160 and 1,353,056 ordinary shares were outstanding at December 31, 2002 and 2003, respectively. In the year ended December 31, 2004, the effect of the exercise of outstanding share options and warrants is dilutive, and was included in computing diluted earning per ordinary share. Total of 1,250,000 options are outstanding at December 31, 2004.

m. Stock-based compensation:

At December 31, 2004, the Company had five stock-based employee compensation plans, which are described more fully in Note 11(c). The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations and, accordingly, recognizes compensation expense for the difference between the quoted market price of the underlying ordinary shares and the exercise price of the option at the date of grant. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for share options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, as amended by SFAS 148, allows the Company to continue to measure the compensation cost of employee options in accordance with APB 25, but requires the Company to disclose pro forma information regarding net income (loss) and per share data determined as if the Company had accounted for its employee share options under the fair value method of that statement.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 2 - Significant accounting policies (continued)

m.  Stock-based compensation: (continued)

The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all awards.

	Year Ended December 31,
	2002	2003	2004
	US dollars except per share data
Net income (loss), as reported	(11,292)	(1,569)	10,797
Stock-based employee compensation expense included in
reported net income (loss), net of related tax effects	41	96	128
Stock-based employee compensation determined under the
fair value based method, net of related tax effects	(1,229)	(689)	(688)

Pro forma net income (loss)	(12,480)	(2,162)	10,237
Income (loss) per share:
Basic - as reported	(0.47)	(0.06)	0.40
Basic - pro forma	(0.52)	(0.08)	0.38
Diluted - as reported	(0.47)	(0.06)	0.39
Diluted - pro forma	(0.52)	(0.08)	0.37

The weighted average fair value of the options granted during 2002 and 2003 in applying the fair value method was estimated at $2.32 and $2.15, respectively, using the Black-Scholes pricing model with the following assumptions:

	2002 Grant	2003 Grant
Dividend yield	0	0
Volatility	91%	97%
Risk-free interest rate	4.74%	3.04%-4.17%
Expected life	4	4-10

n. Recent accounting pronouncements:

1. FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151)

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS 151 should be applied prospectively. The Company does not expect the adoption of SFAS 151 to have material effect on the Company's results of operations.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 2 - Significant accounting policies (continued)

n.   Recent accounting pronouncements: (continued)

2.	SFAS No. 123 (revised 2004) “Share Based Payments” (SFAS 123(R))
In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, and its authoritative interpretations. (see note 2(m) above).

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

Note 2 - Significant accounting policies (continued)

n.	Recent accounting pronouncements: (continued)

2.	SFAS No. 123 (revised 2004) “Share Based Payments” (continued)
Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

3.	SFAS 153, Exchange of Non-Monetary Assets
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29”. This Statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.

Note 3 - Inventories

	December 31,
	2003	2004
	US dollars
Components	4,548	9,437
Systems partially completed	2,118	3,755
Completed systems, including systems not yet purchased
at customer locations	7,021	11,700
	13,687	24,892

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 4 - Other Current Assets

	December 31,
	2003	2004
	US dollars

Due from Government of Israel agencies	410	454
Due from employees	133	201
Prepaid expenses	294	487
Advances to suppliers	419	285
Deposits to leaseholders	514	563
Other	24	103
	1,794	2,093

Note 5 - Fixed Assets

	December 31,
	2003	2004
	US dollars

Land	624	815
Building	7,543	7,612
Machinery and equipment	2,734	2,953
Office furniture and equipment	1,896	2,243
Automobiles	269	251
	13,066	13,874
Less accumulated depreciation	3,167	3,914
	9,899	9,960

In September 1998, the Company entered into a lease for a building in Israel to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor. The lease payments were based on and the option price was equal to the cost of constructing the building, plus financing costs and $595, less payments made under the lease contract. The Company exercised this option to purchase the building during 2004. These assets are collateralized due to a loan described in note 6.

Depreciation and amortization expense related to fixed assets totaled $890, $788 and $763 for the years ended December 31, 2002, 2003 and 2004, respectively.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 6 - Short-Term Bank Credit

	December 31,
	2003	2004
	US dollars

Loan in US dollars, bearing interest of 4.75%	2,300	2,335

Borrowings under the bank loans are collateralized by all of the assets of the Company (including the land and the building).

Note 7 - Other Current Liabilities

	December 31,
	2003	2004
	US dollars

Accrued compensation and related benefits	1,895	3,669
Government institutions	1,385	196
Accrued warranty costs	757	1,703
Commissions	506	888
Advances from customers and deferred revenues	585	1,214
Other	510	425
	5,638	8,095

Note 8 - Severance Pay

The majority of the Company's liability for severance pay is calculated in accordance with the Israeli law based on the most recent salary paid to employees and the length of employment with the Company. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies and pension funds purchased from outside insurance companies, which are not under the Company's control.

The amounts accrued and the portions funded with severance pay funds and by purchase of insurance policies are composed as follows:

	December 31,
	2003	2004
	US dollars

Accrued severance pay	1,125	464
Less amounts funded	713	242

Unfunded balance	412	222

The severance pay liabilities covered by the pension funds are not reflected in the above amounts, as the severance pay liabilities have been irrevocably transferred to the pension funds.

Severance pay expenses were $578, $484 and $529 in 2002, 2003 and 2004, respectively.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 9 - Commitments and Contingent Liabilities

a. Operating leases:

The Company’s subsidiaries have entered into various operating lease agreements, principally for office space. As of December 31, 2004, minimum future rental payments under these leases amounted to $1,185. In May 2004, the Company entered into an operating lease for vehicles for a period of 36 months. As of December 31, 2004, the minimum future rental payments were approximately $1,163.

At December 31, 2004, minimum future rental payments under such noncancelable operating leases are as follows:

Year Ending
December 31,	US dollars
2005	857
2006	707
2007	430
2008	120
Thereafter	234
2,348

Aggregate rent expense amounted to $ 414, $484 and $529 in 2002, 2003 and 2004, respectively.

b. Valuation and qualifying accounts:

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at	Provision	Balance at
	beginning	(recovery),	end of
	of period		period
	US dollars

2002	1,135	1,252	2,387
2003	2,387	(297)	2,090
2004	2,090	146	2,236

c. Litigations:

On May 10, 2004, a lawsuit was filed against the Company in the District Court in Nazareth, Israel, by the Company's competitor, Orbotech Ltd., alleging that the Company products: Dragon and Falcon systems infringe upon a patent held by Orbotech Ltd. and requesting an injunction against the manufacture and sale by the Company of those systems, as well as pecuniary damages. The Company believes that the Company has good defenses against Orbotech’s claims.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

Note 9 - Commitments and Contingent Liabilities (continued)

c. Litigations: (continued)

On February 23, 2005, a lawsuit was filed against the Company in the District Court in Jerusalem by the Company's competitor, Orbotech Ltd., alleging that the Company is infringing a patent held by Orbotech Ltd. regarding an illumination block. The Company believes that the Company has good defenses against Orbotech's claims.

On December 7, 2004, a former employee of the Company field a lawsuit with the magistrate court of Haifa, Israel, against the Company and two of his former managers. In his lawsuit, the employee asserts claims mainly regarding his employment termination process with the Company. The total compensation requested in this claim is about $235. The Company has filed a statement of defense.

Note 10 - Concentration of Risk

During the years ended December 31, 2002, 2003 and 2004, no customer accounted for 10% or more of the Company’s revenue.

At December 31, 2002, 2003 and 2004 accounts receivable from one customer approximated $2,217, $1,080 and $1,474, respectively.

Note 11 - Shareholders’ Equity

a. Initial public offering:

In July 2000, the Company completed an initial public offering (“IPO”) in the United States and issued 5,835,000 ordinary shares for net proceeds of $34,957, net of offering costs of $5,857. Following the IPO, the Company shares are traded on the Over-the-Counter Market and are listed on the NASDAQ National Market.

b. Issuance of rights:

On August 8, 2002, the Company offered to existing shareholders rights to purchase a total of 8,571,429 ordinary shares. Each shareholder was able to subscribe for rights to purchase one ordinary share for each 2.5536 ordinary shares held of record by that holder. The exercise price of the right was $1.05 per share. Upon exercise of the rights, the Company issued 5,926,730 new shares for $6,073, net of $150 of offering costs. Such shares were principally purchased by Priortech Ltd., which increased its ownership interest in the Company from 68% to 78%.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 11 - Shareholders’ Equity (continued)

c. Share options:

As of December 31, 2004, the Company has five share option plans for employees and directors. Future options will be granted only pursuant to the 2003 Share Option Plan described below.

Options granted in July 2003:

In July 2003, the Company granted options to purchase an aggregate of 501,200 ordinary shares to directors, executive officers and employees. All of these options were granted at an exercise price of zero. The options vest over 4 years from the date of the grant, with 30% to vest at the end of each of the first three years and the remaining 10% to vest at the end of the fourth year following the grant date. The Company recorded deferred stock-based compensation of $631 for the year ended December 31, 2003 in regard to this grant. As of December 31, 2004, options to purchase 421,000 shares were outstanding with an exercise price of $0.00 per share.

2003 Share Option Plan:

In October 2003, the Company adopted the 2003 Share Option Plan. The total number of options, which may be granted to directors, officers, employees and consultants under this plan, is limited to 998,800 options.

In December 2003, the Company granted options to purchase an aggregate of 859,500 ordinary shares to directors, officers and employees. All of these options were granted at an exercise price at or above the estimated fair value per ordinary share at the date of grant. The options vest over 4 years from the date of the grant, with 30% to vest at the end of each of the first three years and the remaining 10% to vest at the end of the fourth year following the grant date. As of December 31, 2004, options to purchase 829,000 shares were outstanding with an exercise price of $2.98 per share.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 11 - Shareholders’ Equity (continued)

c. Share options: (continued)

Share option activity during the past three years is as follows:

	Year Ended December 31,
	2002		2003		2004
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	shares	price US$	shares	price US$	shares	price US$

Outstanding at January 1	1,719,204	4.19	1,285,160	4.62	1,353,056	1.90
Granted	72,918	2.97	1,360,700	1.88	-	-
Forfeited	(499,452)	2.96	(1,292,804)	4.59	(82,328)	1.16
Exercised	(7,510)	1.33	-		(20,728)	0.00
Outstanding at year end	1,285,160	4.62	1,353,056	1.90	1,250,000	1.98

Exercisable at year end	697,346	4.81	-	-	375,300	1.98

The following table summarizes information about share options at December 31, 2004:

		Weighted
		average
		remaining	Weighted		Weighted
		contractual	average		average
Range of	Number	life	exercise	Number	exercise
exercise price US$	outstanding	in years	price US$	exercisable	price US$

0.00	421,000	2.87	0.00	126,300	0.00
2.98-3.29	829,000	8.99	2.98	249,000	2.98
	1,250,000	6.93	1.98	375,300	1.98

d. Treasury stock:

On September 17, 2001, the Board of Directors authorized a share repurchase program to acquire up to $3,000 of the Company’s ordinary shares. During September 2001, the Company purchased 250,000 ordinary shares at a cost of $592 and during 2002, the Company purchased 761,619 ordinary shares at a total cost of $401 in connection with such program.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 12 - Geographic Information

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products as follows:

	Year Ended December 31,
	2002	2003	2004
	US dollars

China and Hong Kong	9,722	10,520	29,576
Taiwan	5,956	10,717	14,574
Japan	1,332	2,563	3,533
Other Asia	1,170	1,139	5,341
United States	2,020	2,465	8,116
Western Europe	2,162	2,737	4,780
Rest of the world	231	1,000	1,499
	22,593	31,141	67,419

Note 13 - Selected Income Statement Data

a. Selling, general and administrative expenses:

	Year Ended December 31,
	2002	2003	2004
	US dollars

Selling*	7,497	7,383	12,819
General and administrative	2,560	2,658	3,134
	10,057	10,041	15,953

* Including shipping and handling costs	519	727	2,066

b. Financial and other income (loss), net:

Financial and other income (expense), net includes interest income of $529, $137 and $142 in 2002, 2003 and 2004, respectively, and interest expense of $340, $306 and $592 in 2002, 2003 and 2004, respectively.

c. Aborted share issuance expenses:

During 2004, the Company decided to abandon its plan for a secondary share offering to the public. The total accrued expenses related to this offering were $1,122 which were fully written-off in 2004.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 14 - Taxes on Income

a. Tax under various laws:

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index (“CPI”). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

b. Tax benefits under the Law for Encouragement of Capital Investments, 1959:

The Company’s production facilities have been granted “approved enterprise” status under the above law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of 10 years, commencing in the first year in which the approved enterprise first generates taxable income due to the fact that the Company operates in Zone ”A” in Israel.

The period of benefits relating to the most recently approved enterprise production facilities will expire in 2008. The tax benefits with regard to the first approved enterprise production facilities expired on December 31, 1999. In the event of distributions of cash dividends from tax-exempt income, the Company would have to pay the 25% tax in respect of the amount distributed (for this purpose the amount distributed includes the amount of the Company’s tax that applies as a result of the distribution). The Company has decided to reinvest the amount of the tax-exempt income, and not to distribute such income as cash dividends. Accordingly, no deferred income tax has been provided with respect to the tax-exempt income.

Undistributed taxable earnings in Israel, for which taxes have not been provided, aggregated $17,253 at December 31, 2003. The amount of tax that would be owed if such amounts were distributed would be approximately $4,313 at December 31, 2003.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations there under and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage to the CPI and interest.

c. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to deduct issuance costs as an expense for tax purposes.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

d. Composition of income tax provision:

Year Ended December 31,
2002	2003	2004
US dollars

Income (loss) before taxes on income:
Israel	(7,503)	874	12,710
Non-Israeli	(3,270)	(2,218)	(1,414)
	(10,773)	(1,344)	(11,296)

Income tax (benefit) provision:
Current:
Israel	-	225*	533*
Non-Israeli	(31)	-	(34)
	(31)	225	499
Deferred:
Israel	550	-	-
Non-Israeli	-	-	-
	550	-	-
	519	225	499

* On March 31, 2004, a settlement was reached between the Company and the Israeli tax authorities over disputed assessments for the 1999, 2000 and 2001 tax years. Under the settlement reached, the Company paid a total of $685 to settle approximately $6.7 million in assessments previously demanded by the Israeli tax authorities with respect to the 1999-2001 tax years. In addition, the Company will continue to calculate its applicable tax benefits for the subsequent years of the Israeli tax benefits program in which it currently participates (2002-2007) at the rates previously disputed by the Israeli tax authorities. The settlement amount resulted in a one-time provision for income taxes of $460 in the first quarter of 2004, in addition to the $225 that was reserved for this purpose in the fourth quarter of 2003.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 14 - Taxes on Income (continued)

e.     Taxes on income included in the income statements:

The following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual tax expense:

	Year Ended December 31,
	2002	2003	2004
	US dollars

Income (Loss) before income taxes (a)	(10,773)	(1,344)	11,296

Theoretical tax provision (benefit) on the above
amount at 35% in 2004 and 36% in 2002 and 2003	(3,878)	(483)	3,954

Tax benefits arising from “approved enterprises”	-	-	(238)

	(3,878)	(483)	3,716
Increase (decrease) in taxes resulting from:
Losses for which no tax benefit has been recorded	4,206	1,415	1,029
Permanent differences, including difference between Israeli CPI-adjusted tax returns and dollar-adjusted financial statements-net	(154)	(896)	11
Other	(58)	3	-
Interest income not subject to tax	(147)	-	-
Increase in valuation allowance related to Deferred tax asset balance at beginning of year	550	-	-
Decrease in taxes resulting from utilization of carryforward tax losses for which deferred tax benefits were not provided in previous years	-	(39)	(4,790)
Tax expenses due to previous years*	-	225	533

Actual tax expenses	519	225	449

Per share effect of tax benefits from “approved
enterprises”:
Basic	$0.00	$0.00	$0.01
Diluted	$0.00	$0.00	$0.01

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)
Note 14 - Taxes on Income (continued)

f.     Taxes on income included in the balance sheet:

Deferred tax assets consist of the following at December 31:

	2003	2004
	US dollars

Current:
Provision for doubtful accounts	550	484
Accrued warranty	19	146
Unearned revenue	93	137
Net operating losses carryforwards	5,614	3,429
Accrued vacation	128	31

	6,404	4,227
Valuation allowance	(6,404)	(4,227)

Current deferred tax asset, net of allowance	-	-

Long-term:
Severance pay	62	7

	62	7
Valuation allowance	(62)	(7)
	-	-

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences is uncertain and not considered more likely than not, a valuation allowance has been established for the full amount of the tax benefits.

As of December 31, 2004, the Company has net operating loss (“NOL”) carryforwards for Israeli tax purposes of approximately $5,100, which may be used to offset taxable income, subject to annual limitations. Such NOL has no expiration date. In addition, foreign subsidiaries have NOL carryforwards aggregating approximately $9,650, of which approximately $4,050 expires from 2005 to 2009, approximately $2,550 expires from 2021 to 2023 and approximately $3,050 has no expiration date.

v.	Reduction in corporate income tax rate in Israel:

Due to tax legislation approved June 2004, Israeli corporate income tax rates will be gradually reduced, from 36% to 30%, as follows: 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereon.

CAMTEK LTD.
Notes to consolidated financial statements
as of December 31, 2004
(US Dollars in thousands)

Note 15 - Transactions with related parties

	Year Ended December 31,
	2002	2003	2004
	US dollars

Purchases from Priortech Ltd. (including affiliates)	532	733	1,122
Interest expense (income) to (from) Priortech Ltd.	29	(42)	(30)
Sales to Priortech Ltd. (including affiliates)	-	(190)	(230)

Exhibit B

Registration Rights Agreement

This Amended And Restated Registration Rights Agreement (this “Agreement”) is made as of the 30th day of December, 2004 by and between Camtek Ltd., an Israeli company (the “Company”) and Priortech Ltd., an Israeli company (“Priortech”).

WITNESSETH:

Whereas, Priortech, which owns approximately 78% of the issued and outstanding share capital of the Company, is a “controlling shareholder” of the Company as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”);

Whereas, the Company wishes to expand its shareholder base and the liquidity of its traded shares, and to provide an incentive for Priortech to limit sales of its Ordinary Shares (as defined below) to offerings conducted in an organized manner;

Whereas, Priortech is willing to sell some of its Ordinary Shares from time to time, but may be subject to certain restrictions with respect to such sales by it;

Whereas, the Company and Priortech previously entered into a Registration Rights Agreement, dated March 1st, 2004, which was approved by the Company’s shareholders at a general meeting held on March 29, 2004 (the “Registration Rights Agreement”) regarding the registration rights of Priortech with respect to the Ordinary Shares held by it; and

Whereas, the Company and Priortech wish to clarify and amend certain provisions of the Registration Rights Agreement, subject to approval of the Company’s shareholders.

Now, Therefore, in consideration of the mutual promises and covenants hereinafter set forth, the parties hereby agree as follows:

1.	Definitions. As used herein, the following terms have the following meanings:

“Demanding Holder” means a holder of Ordinary Shares (other than a Holder) whose exercise of a demand registration right is the cause of the relevant registration.

“Effective Date” means the date on which this Agreement shall be approved by the Company’s shareholders as required by the Companies Law.

“Form F-3” means Form F-3 under the Securities Act, as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Holder” means Priortech and any subsequent holder of outstanding Registrable Shares acquired directly or indirectly from Priortech and to whom registration rights have been assigned by Priortech hereunder, and any holder of rights to acquire such Registrable Shares directly or indirectly from Priortech to whom registration rights have been assigned by Priortech hereunder.

“Initiating Holders” means Holders holding in the aggregate at least (a) for the purposes of Section 3 below, fifteen percent (15%), or (b) for the purposes of Section 4 below, three percent (3%) of the Registrable Shares then outstanding and not previously registered pursuant to this Agreement.

“Ordinary Shares” means ordinary shares, nominal value NIS 0.01 per share, of the Company.

“Register”, “registered” and “registration” refer to a registration effected by filing a registration statement in compliance with the Securities Act, or the equivalent actions under the laws of another jurisdiction.

“Registrable Shares” means (i) all Ordinary Shares held by Priortech on the date hereof, and (ii) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Ordinary Shares described in clause (i) above; excluding, in all cases, however, any Registrable Shares transferred in a transaction in which registration rights under this Agreement are not assigned in accordance with this Agreement; provided, however, that Ordinary Shares or other securities shall only be treated as Registrable Securities if and so long as they have not been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

2.	Incidental Registration.

2.1
If (but without any obligation to do so) the Company at any time proposes to register any of its securities (other than: (i) in a demand registration under Section 3 of this Agreement, (ii) a registration relating solely to the sale of securities to participants in a Company benefit plan, (iii) a registration relating to a corporate reorganization or other transaction described under Rule 145 of the Act, or (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Shares), it shall give notice to the Holders of such intention. Upon the written request of any Holder given within fourteen (14) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered.

2.2
In connection with any offering involving an underwriting of shares of the Company’s share capital, the Company shall not be required under this Section 2 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company and such other agreements as the underwriter(s) may reasonably request. Notwithstanding any other provision of this Section 2, if the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting to the extent necessary to satisfy such limitation, first, shares held by shareholders other than the Demanding Holders; second, to the extent necessary, shares held by shareholders with incidental registration rights (on a pro rata basis to their respective holdings); third, shares registered by the Demanding Holders (on a pro rata basis); and lastly, shares offered by the Company.

2.3
The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 6 below.

3.	Demand Registration.

3.1
At any time following the Effective Date, the Initiating Holders may request in writing that all or part of the Registrable Shares shall be registered under the Securities Act. Any such demand must request the registration of shares with an anticipated aggregate offering price of at least five million United States dollars ($5,000,000). Within thirty (30) days after receipt of any such request, the Company shall give written notice of such request to any other Holders, if any, and shall include in such registration all Registrable Shares held by all such Holders who wish to participate in such demand registration and provide the Company with written requests for inclusion therein within fourteen (14) days after the receipt of the Company’s notice. As promptly as practicable thereafter, subject to Section 8.1 hereof, the Company shall effect the registration of all Registrable Shares as to which it has received requests for registration under the Securities Act in the request for registration; provided, however, that the Company shall not be required to effect any registration under this Section 3 within a period of ninety (90) days following the effective date of a previous registration.

3.2
If the Initiating Holders intend to distribute the Registrable Shares covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 3.1 above and the Company shall include such information in the written notice referred to in Section 3.1. In such event the right of any Holder to include its Registrable Shares in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Shares in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) and such other agreements as such underwriter(s) shall reasonably request. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter. Notwithstanding any other provision of this Section 3, if the managing underwriter advises the Company that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Shares that would otherwise be underwritten pursuant hereto, and there shall be excluded from such registration and underwriting, to the extent necessary to satisfy such limitation, first, shares held by shareholders other than the Holders; second, to the extent necessary, shares which the Company may wish to register for its own account, and thereafter, to the extent necessary, Registrable Shares held by the Holders (pro rata to the respective number of Registrable Shares held by the Holders participating in the registration). Any Registrable Shares excluded or withdrawn from such underwriting shall be withdrawn from the registration.

4.	Shelf Registration.

4.1
The Company shall, at the request of the Initiating Holders, file a registration statement on Form F-3 pursuant to Rule 415 under the Securities Act with the SEC for the sale of all the Registrable Shares requested to be included in the registration statement (a “Shelf Registration”), and the Company will maintain the effectiveness of each such registration statement, and shall use its reasonable commercial efforts to keep such registration statement continuously effective under the Securities Act until all Registrable Shares covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s transfer agent and the affected Holders.

Notwithstanding the aforesaid or any other provision to the contrary in this Agreement, with respect to underlying Registrable Shares held by Priortech but which other Holders have rights to acquire, the following provisions shall apply: for so long as there exists an effective registration statement on Form F-3 covering Registrable Securities, all requests by Initiating Holders hereunder shall be deemed requests that the Company amend such registration statement to cover the Registrable Shares of such Initiating Holder, and will be treated as such by the Company; provided, however, that in no event shall the Company be required to amend an effective registration statement on Form F-3 more than once per quarter, solely in order to reflect the transfer of any instrument affording its holder the right to acquire Registrable Shares.

4.2
Within fifteen (15) days after receipt of a request for a Shelf Registration, the Company shall give written notice of such request, as the case may be, to the other Holders. Subject to the provisions of Section 4.3 below, the Company shall use its reasonable commercial efforts to effect the registration as soon as practicable of all Registrable Shares included in the requests for Shelf Registration and all Registrable Shares held by all such Holders who provide the Company with written requests for inclusion therein within fifteen (15) days after the receipt of the Company’s notice.

Notwithstanding the above, the Company shall not be required to effect a registration pursuant to this Section 4 if it has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form F-3 for the Holders pursuant to this Section 4.

5.
Designation of Underwriter. In the case of any registration of the Company’s shares, the Company shall have the right to designate the managing underwriter(s) in any underwritten offering, which underwriter or underwriters shall be reasonably acceptable to the Holders participating in an offering initiated under Section 3 above.

6.
Expenses. All expenses incurred in connection with any registration under Section 2, 3 or 4 above, excluding underwriter’s discounts or commissions and excluding fees and expenses of counsel(s) for the selling Holders (unless the Holders shall use the same counsel as the Company), shall be borne by the Company if the Company registers primary shares. If the Company does not register primary shares, then all expenses shall be borne by the selling Holders.

7.	Indemnities. In the event of any registered offering of Registrable Shares pursuant to this Agreement:

7.1
The Company will indemnify and hold harmless, to the fullest extent permitted by law, any Holder and any underwriter for such Holder, and each person, if any, who controls the Holder or such underwriter, from and against any and all losses, damages, claims, liabilities, joint or several, costs and expenses (including any amounts paid in any settlement effected with the Company’s consent) to which the Holder or any such underwriter or controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon either: (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading; and the Company will reimburse the Holder, such underwriter and each such controlling person of the Holder or the underwriter, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by a Holder, such underwriter or such controlling persons in writing specifically for inclusion therein; and further provided, that the indemnity agreement contained in this Section 7.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder, the underwriter or any controlling person of the Holder or the underwriter, and regardless of any sale in connection with such offering by the Holder. Such indemnity shall survive the transfer of securities by a Holder.

7.2
Each Holder participating in a registration hereunder will indemnify and hold harmless the Company, its officers and directors, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter, from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder’s consent) to which the Company or any such controlling person and/or any such underwriter may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on either: (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and each such Holder will reimburse the Company, any underwriter and each such controlling person of the Company or any underwriter, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by such Holder specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective or in the final prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company, or (ii) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act; provided, however, that the indemnity agreement contained in this Section 7.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holders, as the case may be, which consent shall not be unreasonably withheld. In no event shall the liability of a Holder exceed the gross proceeds from the offering received by such Holder.

7.3
Promptly after receipt by an indemnified party pursuant to the provisions of Section 7.1 or 7.2 above of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 7.1 or 7.2, promptly notify the indemnifying party of the commencement thereof. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Section 7.1 or 7.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless: (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence; (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action and within 15 days after written notice of the indemnified party’s intention to employ separate counsel pursuant to the previous sentence; or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

7.4
If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses as more fully set forth in an underwriting agreement to be executed in connection with such registration. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances.

7.5
Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

8.	Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Shares, the Company shall, as promptly as reasonably possible:

8.1
prepare and file with the SEC a registration statement with respect to such Registrable Shares and use its reasonable commercial efforts to cause such registration statement to become effective, and, except as otherwise provided in Section 4 with regard to Shelf Registrations, upon the request of the holders of a majority of the Registrable Shares registered thereunder, keep such registration statement effective for a period of up to six (6) months or, if sooner, until the distribution contemplated in the registration statement has been completed;

8.2
prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement.

8.3
furnish to the Holders, where such registration has been initiated pursuant to Section 2 or 3 above, such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Shares owned by them;

8.4
in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement with the managing underwriter(s) of such offering, in usual and customary form as approved by the Company’s Audit Committee and Board of Directors, and actively participate in the marketing efforts in cooperation with the managing underwriter(s). Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

8.5
notify each holder of Registrable Shares covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, upon which notice and until the prospectus is amended or supplemented, the Holder shall not be entitled to offer or sell any shares pursuant to such prospectus;

8.6	cause all Registrable Shares registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

8.7
provide a transfer agent and registrar for all Registrable Shares registered pursuant hereunder and a CUSIP number for all such Registrable Shares, in each case not later than the effective date of such registration.

9.
Information from Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Shares of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Shares held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder’s Registrable Shares.

10.
Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

11.
Assignment of Registration Rights. Seller may assign its rights to cause the Company to register Shares pursuant to this Agreement only to (a) a transferee that, after such assignment or transfer, is to hold at least 500,000 (five hundred thousand) Registrable Shares (subject to appropriate adjustment for stock splits, stock dividends, combinations and other recapitalizations); (b) with respect solely to the assignment of rights and obligations in connection with Shelf Registrations pursuant to Section 4 above or associated therewith, to an assignee who, immediately following such assignment, also holds either at least 20,000 (twenty thousand) Registrable Shares, or other securities convertible into at least 20,000 such Registrable Shares; or (c) any party who acquires ownership or control of Priortech through a merger, consolidation, sale of all or substantial assets or similar business combination; all provided, however, that: (i) no such rights may be assigned until the Company is given written notice by the transferor at the time of such assignment stating the name and address of such transferee, and the securities with respect to which such registration rights are being assigned, and that any such transferee shall receive such assigned rights subject to all the terms and conditions of this Agreement (excepting, with respect only to assignments pursuant to clause (b) above, those terms and conditions contained in Sections 2 and 3 above and Section 12 below), including without limitation the provisions of this Section 11; (ii) transferee shall, as promptly as practicable and within at least 14 (fourteen) days after such transfer, furnish the Company with the transferee’s written agreement to be bound by this Agreement; and (iii) no such assignment or assignments shall increase the obligations of the Company hereunder. At the request of Priortech, the Company shall enter into a separate registration rights agreement with a permitted transferee of Registrable Shares on substantially the terms of this Agreement, mutatis mutandis, provided that such separate agreement does not increase the obligations of the Company (in the discretion of the Company’s Audit Committee) and is approved by the Company’s Audit Committee and Board of Directors.

12.	Lock-Up.

12.1
In the event of an underwritten public offering by the Company of any securities of the Company, and upon the request of the managing underwriter of such offering from security holders of the Company who hold securities of the Company in the amount that is equal or exceeds the threshold set by such managing underwriter, and who include a Holder (or group of affiliated Holders), such Holder hereby agrees that it will not sell any of the Registrable Shares for a period commencing on the date requested by such managing underwriter and ending 90 days after the effective date of the offering and undertakes to (and cause any transferee to) execute a “lock-up” agreement in the form provided by such underwriter.

12.2
In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Shares of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of the applicable period. For the avoidance of doubt, the underwriters, if any, in connection with a registration hereunder, are intended third party beneficiaries of this Section 12 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

13.
Public Information. The Company undertakes to make publicly available and available to the Holders pursuant to Rule 144, such information as is necessary to enable the Holders to make sales of Registrable Shares pursuant to that Rule. The Company undertakes to comply with the current public information requirements of Rule 144 and shall furnish thereafter to any Holder, upon request, a written statement executed by the Company as to the steps it has taken to so comply.

14.
Effectiveness and Termination of Registration Rights. Notwithstanding anything to the contrary in this Agreement, no Holder shall be entitled to exercise any right provided for in this Agreement (i) before the Effective Date and (ii) after ten (10) years following the date hereof, or, as to any Holder, such earlier time at which all Registrable Shares held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Act.

15.	Miscellaneous

15.1	Effectiveness. This Agreement is subject to the approval the Company’s shareholders and shall be effective only upon receipt of such approval in accordance with Israeli law.

15.2
Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

15.3
Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

15.4
Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement, except as set forth in Section 11 above.

15.5
Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof and supersedes in full the Registration Rights Agreement. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all of the parties to this Agreement.

15.6
Notices, etc. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Priortech:   PRIORTECH LTD.
P.O. Box 631
Migdal Ha’Emek 23105
Israel
Fax: 972-4-654-4322
Attention: [Yotam Stern]

if to the Company:   CAMTEK LTD.
Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha’Emek 23150
Israel
Fax: 972-4-644-0523
Attention: Rafi Amit

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 15.6 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt.

15.7
Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

15.8
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

15.9
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

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In Witness Whereof, the parties have signed this Agreement as of the date first hereinabove set forth.

CAMTEK LTD.

By:	/s/

Name: Title :

PRIORTECH LTD.

By:	/s/

Name: Title :

CAMTEK LTD.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
MAY 16, 2005
(This proxy is solicited by the Board of Directors of Camtek Ltd.)

The undersigned shareholder of Camtek Ltd. hereby appoints Messrs. Rafi Amit and Yotam Stern, and each of them, with full power of substitution, proxies to vote the shares which the undersigned could vote if personally present at the Annual General Meeting of Shareholders of Camtek Ltd. to be held at the law offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. at 46 Montefiore St., Tel Aviv, Israel on May 16, 2005 at 4:00 P.M. local time.

ITEM 2.	ELECTION OF DIRECTORS (for a term as described in the Proxy Statement)

NOMINEES:

Rafi Amit
Yotam Stern
Eran Bendoly

FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT:

INSTRUCTION: To withhold authority to vote, mark “For All Except” and write the nominee’s name on the line below.

______________________________________________________________________________

ITEM 3.
TO APPROVE CERTAIN CHANGES TO THE EMPLOYMENT STRUCTURES OF, AND COMPENSATION TO BE PAID TO, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND THE COMPANY’S EXECUTIVE VICE PRESIDENT - BUSINESS & STRATEGY (on the terms described in the Proxy Statement)

		FOR	AGAINST	ABSTAIN
3A.	Shareholders who DO NOT have a personal interest in this matter should indicate their vote here:	□	□	□
3B.	Shareholders who DO have a personal interest in this matter should indicate their vote here:	□	□	□

A vote indicated under Item 3A will be deemed a representation that the undersigned does not have a personal interest in Item 3, and a vote indicated under Item 3B will be deemed a representation that the undersigned does have a person interest in Item 3. If a vote is indicated in both Item 3A and 3B, then the vote indicated in Item 3B will be disregarded.

ITEM 4.	TO APPROVE AN AMENDMENT TO THE REGISTRATION RIGHTS AGREEMENT BETWEEN THE COMPANY AND ITS CONTROLLING SHAREHOLDER, PRIORTECH LTD. (on the terms described in the Proxy Statement)

		FOR	AGAINST	ABSTAIN
4A.	Shareholders who DO NOT have a personal interest in this matter should indicate their vote here:	□	□	□
4B.	Shareholders who DO have a personal interest in this matter should indicate their vote here:	□	□	□

A vote indicated under Item 4A will be deemed a representation that the undersigned does not have a personal interest in Item 4, and a vote indicated under Item 4B will be deemed a representation that the undersigned does have a person interest in Item 4. If a vote is indicated in both Item 4A and 4B, then the vote indicated in Item 4B will be disregarded.

ITEM 5.	APPROVAL OF REAPPOINTMENT OF JOINT INDEPENDENT AUDITORS

FOR	AGAINST	ABSTAIN

With respect to proposal to re-appoint Goldstein Sabo Tevet CPA and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s joint independent auditors for the fiscal year ending December 31, 2005, and the authorization of the Board of Directors to determine the auditors’ fees, following the recommendation of the Audit Committee.

SHOULD THIS PROXY BE SENT WITHOUT SPECIFYING A VOTE IN EITHER ITEMS 3 OR 4, THEN IT WILL NOT BE COUNTED AS A VOTE REGARDING THE ITEM; SHOULD THIS PROXY BE SENT WITHOUT SPECIFYING A VOTE IN EITHER ITEMS 2 OR 5, THEN IT WILL BE COUNTED AS A “FOR” VOTE FOR THE RELEVANT ITEM.

Please date and sign exactly as your name appears on the envelope in which this material was mailed. If shares are held jointly, each shareholder should sign. Executors, administrators, trustees, etc. should use full title and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by an authorized officer. If the shareholder is a partnership, please sign full partnership name by an authorized person.

______________________________
Printed Name(s) of Shareholder

______________________________
Signature(s) of Shareholder

Dated:__________________________________